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15047562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC

SEC FILE NUMBER
8- 48467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELE Wealth Advisors, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18700 W. 10 Mile Raod, Suite 100
(No. and Street)

Southfield (City) Michigan (State) 48075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tammie Parran 281-646-7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street (Address) Stamford (City) Connecticut (State) 06901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Tammie Parran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELE Wealth Advisors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tammie Parran
Signature

Vice President /CFO
Title


2/23/15
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. - (Internal Controls)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNIE SANDERS
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Jan 25, 2019
ACTING IN COUNTY OF OAKLAND

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS



Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members of
GDC Securities, LLC DBA ELE Wealth Advisors

We have audited the accompanying financial statements of GDC Securities, LLC DBA ELE Wealth Advisors which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards established by the Public Company Accounting Oversight (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GDC Securities, LLC DBA ELE Wealth Advisors as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as whole.



Berkow, Schechter & Company LLP
Stamford, Connecticut

February 20, 2015

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	22,196
Accounts receivable		3,148
Prepaid expenses		5,297
Total Current Assets		30,641
Total Assets	$	30,641

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	9,022
Accrued expenses		7,125
Total current liabilities		16,147
Member's Equity		14,494
Total Liabilities and Stockholder's Equity	$	30,641

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS, INC.
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Commissions and fees revenue	$ 289,162
Operating expenses	
Commissions	232,904
Accounting and audit fees	24,843
Professional liability insurance	14,007
Rent	12,000
Regulatory fees	6,545
Business entity tax	125
Total operating expenses	290,424
Loss from operations	(1,262)
Other Income	
Other Income	3,807
Dividends	44
Total other income	3,851
Net Income	2,589
Beginning member's equity	25,515
Member contributions	5,688
Member distributions	(19,298)
Ending member's equity	$ 14,494

See report of independent auditor and notes to financial statements.

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,589
Decrease in accounts receivable	435
Increase in prepaid expenses	(1,445)
Decrease in accounts payable	(1,447)
Increase in accrued liabilities	1,500
Decrease in due to affiliate	(38)
Net Cash Provided By Operating Activities	1,594
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from investments in marketable securities	1,996
Net Cash Provided By Investing Activities	1,996
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	5,688
Capital distributions	(19,298)
Net Cash Used In Financing Activities	(13,610)
Net decrease in cash and cash equivalents	(10,020)
Cash and cash equivalents at beginning of period	32,216
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 22,196

NOTE 1 - NATURE OF OPERATIONS

GDC Securities, LLC DBA ELE Wealth Advisors (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Connecticut limited liability company and provides investment products to individuals and closely held businesses. The Company is exempt from Rule 15C3-3 of the SEC under Paragraph (k)(2)(i) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents

For the purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts and commissions receivable

Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2014 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions. The member's tax years subject to examination by regulatory authorities are from December 31, 2011 and after.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position at December 31, 2014.

Net capital	$9,197
Excess of net capital over requirements	$4,197
Aggregate indebtedness to net capital	1.65 - 1.00

NOTE 4 - CHANGE OF OWNERSHIP STRUCTURE

In 2014 the Company became a wholey owned subsidiary of ELE Wealth Advisors Inc. (the "Parent Corporation"). The purchase agreement was executed in 2013 but did not take effect until it was approved by FINRA in 2014.

NOTE 5 - RELATED PARTY TRANSACTIONS

Ellis Liddell is the sole shareholder of the Parent Corporation and also generates a majority of the Company's gross income. The Company paid Ellis $197,357 in commissions as a result of his production in 2014.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2015, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 20, 2015 that would require adjustment or disclosure in the financial statements.

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2014

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014
SCHEDULE I

Net Capital	
Member's equity	$ 14,494
Deduct member's equity not allowed for net capital	-
Total member's equity qualified for net capital	14,494
Additions/other credits:	-
Total member's equity and allowable subordinated liabilities	14,494
Deductions/other charges:	
Prepaid assets	(5,297)
Total deductions/other charges	(5,297)
Tentative net capital	9,197
Haircut on trading securities	-
Net capital	$ 9,197
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 15,147
Total aggregate indebtedness	$ 15,147
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess of Net Capital Over Minimum Requirements	$ 4,197
Ratio: aggregate indebtedness to net capital	164.70%

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS, INC.
REC OF NET CAPITAL FROM QUARTERLY FOCUS - RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION TO ANNUAL AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2014
SCHEDULE II

Net capital as reported on 4th Quarter FOCUS	$ 6,788
Adjustments from 4th Quarter FOCUS to Annual Audit	
Audit adjutments:	
Accounts payable	3,909
Accrued expenses	(1,500)
Total adjustments	2,409
Revised Net Capital as reported in the Annual Audit	$ 9,197

See report of independent auditor and notes to financial statements.



Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
GDC Securities, LLC DBA ELE Wealth Advisors
Southfield, MI 48075

In planning and performing our audit of the financial statements of GDC Securities, LLC DBA ELE Wealth Advisors (the "Company") for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by GDC Securities, LLC DBA ELE Wealth Advisors that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of GDC Securities, LLC DBA ELE Wealth Advisors is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2014 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2014.

This report is intended solely for the use of management, the Commission, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Berkow, Schechter & Company LLP

February 20, 2015

GDC SECURITIES, LLC DBA ELE WEALTH ADVISORS
SEC RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2014

GDC Securities, LLC DBA ELE Wealth Advisors has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception, throughout the year ended December 31, 2014.



Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT REGISTERED PUBLIC ACCOUNANT'S REPORT

To the Members
GDC Securities, LLC DBA ELE Wealth Advisors
Southfield, MI 48075

We have reviewed management's statements included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) GDC Securities, LLC DBA ELE Wealth Advisors (the "Company") identified the following provision of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: paragraph (k)(2)(i) (the "Exemption Provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

February 20, 2015